September 20, 2016

VIA EDGAR

Lyn Shenk

Branch Chief

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	U.S. Rare Earth Minerals, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed July 22, 2016

Form 10-Q for Fiscal Quarter Ended March 31, 2016

Filed August 12, 2016

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Filed August 22, 2016

File No. 001-35027

Dear Ms. Shenk,

               We are in receipt of your comment letter dated September 9, 2016 regarding the above referenced filings. As requested in your letter, we have provided responses to the items raised by the staff. For your convenience, the matters are listed below, followed by U.S. Rare Earth Minerals, Inc.’s (the “Company”) responses:

Form 10-K for Fiscal Year Ended December 31, 2015 and Form 10-Qs for Fiscal Quarters Ended March 31, 2016 and June 30, 2016

Exhibits 31 and 32

1.	We note errors in the Section 302 and Section 906 certifications included in your periodic filings as indicated below:

●	Section 302 certifications:

1.	In the Form 10-K for the year ended December 31, 2015, the wrong document (refers to a Form 10-Q) and incorrect period ended for each of the principal executive officer and principal financial officer.

2.	In the Form 10-K, the name of the certifying officer differs from the name of the signing officer for the principal financial officer.

3.	In the Form 10-Q for the period ended March 31, 2016, the incorrect period ended for the principal financial officer.

●	Section 906 certifications:

1.	In the Form 10-K, the wrong document (refers to a Form 10-Q) and incorrect period ended for each of the principal executive officer and principal financial officer.

2.	In the Form 10-K and Form 10-Qs for the periods ended March 31, 2016 and June 30, 2016, the wrong entity for the principal financial officer.

3.	In the Form 10-Qs for March 31, 2016 and June 30, 2016, the wrong document (refers to an annual report and a Form 10-K) for each of the principal executive officer and principal financial officer.

4.	In the Form 10-Q for March 31, 2016, the incorrect period ended for each of the principal executive officer and principal financial officer.

5.	In the Form 10-Q for June 30, 2016, the incorrect period ended for the principal financial officer.

Please amend the indicated filings to include Section 302 and Section 906 certifications revised to correct the errors noted above. Please note that each amended filing should include the full periodic report, including the full financial statements. Also note that each amended filing must also contain Section 302 certifications for each of the principal executive officer and principal financial officer, whether or not such certification has been revised, pursuant to Exchange Act Rule 12b-15. Further note that each revised certification should be dated as of the date the amended filing is filed.

 RESPONSE: Pursuant to your comment, the errors have been addressed as follows:

1.	Section 302 certifications:
a.	Form 10-K for the year ended December 31, 2015 has been amended and filed.
b.	Form 10-Q for the period ended March 30, 2016 has been amended and filed.
2.	Section 906 certifications:
a.	Form 10-K for the year ended December 31, 2015 has been amended and filed.
b.	Form 10-Q’s for the period ended March 30, 2016 and June 30, 2016 have been amended and filed.

Form 10-K for the Year Ended December 31, 2015

Item 9A. Internal Control over Financial Reporting, page 14

2.	Please amend your filing to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures at December 31, 2015 pursuant to Item 307 of Regulation S-K.

RESPONSE: We have amended the disclosure as per the comment above.

3.	Please identify the COSO framework used by management to evaluate the effectiveness of the your internal control over financial reporting, pursuant to Item 308(a)(2) of Regulation S-K.

RESPONSE: We have amended the disclosure as per the comment above.

4.	In the third full paragraph under this item, you state “such internal controls and procedures may not be effective to detect the inappropriate application of US GAAP rules as more fully described below.” Your current disclosure is not specific as to the conclusion and it appears to be in regard to only one aspect of internal control over financial reporting. Please amend your filing to state specifically whether or not your overall internal control over financial reporting is effective, pursuant to Item 308(a)(3) of Regulation S-K.

RESPONSE: We have amended the disclosure as per the comment above.

Please be advised that management understands the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Donita R. Kendig
Donita R. Kendig, CFO

U.S. RARE EARTH MINERALS, INC.	4631 Bradford Court, Reno, NV 89519